02046904

RECD S.E.C.
JUL 25 2002
1086

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

P. E.
7/25/02

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

July 25, 2002

Provalis plc
(Translation of Registrant's Name into English)

PROCESSED
JUL 30 2002
THOMSON
FINANCIAL

Newtech Square
Deeside Industrial Park
Deeside
Flintshire
CH5 2NT
(Address of Principle Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.)

For Immediate Release 25th July 2002

PROVALIS' PARTNER, CHOLESTECH CORPORATION, ANNOUNCES SUPPLY AGREEMENT WITH ABBOTT LABORATORIES FOR GLYCOSAL®

Provalis plc (LSE: PRO, Nasdaq: PVLS), the medical diagnostics and pharmaceuticals group, is pleased to report that Cholestech Corporation (Nasdaq: CTEC), its recently appointed global partner for Glycosal®, yesterday announced an agreement under which Cholestech will supply Glycosal to Abbott Laboratories (NYSE: ABT), one of the worlds largest diagnostic companies. Cholestech markets Glycosal under the Cholestech GDX trademark.

Commenting on this announcement, Phil Gould, Chief Executive of Provalis plc, said, "This is another significant endorsement for our Glycosal product. This opportunity will give immediate sales, of both instruments and tests, in a large number of major accounts in both doctor's office and hospital laboratory sectors in the USA, as well as increasing visibility of Glycosal within the USA. This is an excellent platform from which to grow this product."

Phil Gould added "Cholestech have closed this agreement very rapidly following the announcement of our distribution agreement with them in May, and highlights how effective we believe Cholestech can be in commercialising Glycosal in the crucial US 'point of care' healthcare market. As a consequence of this agreement, we have already received significant, additional orders for Glycosal for delivery over the summer and autumn period.

Timothy I. Still, Cholestech's vice president of sales and marketing, said "Abbott will offer the Cholestech GDX system to physician offices and hospital-based customers both in the US and internationally. We are excited about our partnerships with Abbott and Provalis, which we expect will result in the rapid acceptance of the Cholestech products in the professional and hospital markets."

END

Provalis' Internet Website ; http://www.provalis.com

"Safe Harbor" Statement under the US Private Securities Litigation Reform Act of 1995: Statements in this announcement that relate to future plans, expectations, events, performances and the like are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. Actual results of events could differ materially from those described in the forward-looking statements due to a variety of factors. Such factors include, among others: the success of the Group's research and development strategy; uncertainties related to future trial results and the regulatory process; the execution and success of collaborative agreements with third parties; the impact of future laws, regulations and policies; the Group's intellectual property position and the success of patent applications for its products and technologies; stock market trends in the Group's sector; the Group's dependence on key personnel; general business and economic conditions; and other factors beyond the Group's control that may cause the Group's available capital resources to be used more quickly than expected. These and other factors that could affect the Company's future results are more fully described in its filings with the US Securities and Exchange Commission, in particular the latest 20-F filing, copies of which are available from the Company Secretary at the Company's registered address.

For further information:-

Dr Phil Gould, Provalis plc, Tel: 01244 833463
Mr Lee Greenbury, Provalis plc, Tel: 01244 833402
Lisa Baderoon, Buchanan Communications, Tel: 020 7466 5000

Notes to Editors

Provalis plc (LSE.PRO and NASDAQ.PVLS) is a healthcare company with three separate divisions:-

- **Medical Diagnostics** – develops and sells to world markets medical diagnostic products for chronic disease management. The division's principle products are Glycosal® and Osteosal® in the areas of diabetes and osteoporosis respectively.

- **Healthcare** – sells and markets its own, and third party, branded, prescription medicines in the UK to GPs and hospitals through its own regionally managed sales force. The division sells products in the areas of muscular-skeletal disorders, gastroenterology, osteoporosis, migraine and dermatology.

- **Therapeutics R&D** – develops a range of vaccine candidates for the prevention of infectious diseases through a network of research collaborators.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provalis plc

Date: July 25, 2002

By: ______________________
Name: Lee Greenbury
Title: Secretary